S03/31/04

U.S. SE[redacted]MMISSION

04017702

SEC FILE NO.

8-52278

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/03 (MM/DD/YY) **AND ENDING** 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BondDesk Trading LLC

Official Use Only
FIRM ID. NO.

SEC MAIL PROCESSING RECEIVED FEB 27 2004 WASH. D.C. 158 SECTION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

399 Park Avenue 39th Floor

New York NY 10022

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ann Mackall **415-383-4988 x103**

PROCESSED
APR 05 2004
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

Grant Thornton LLP

(ADDRESS) Number and Street	City	State	Zip Code
One California Street #1100	San Francisco	CA	94111

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

****Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).***

OATH OR AFFIRMATION

I, Ann Mackall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of BondDesk Trading LLC as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Ann Mackall

Ann Mackall
Financial and Operations Principal

Notary Public

SARITA BHATEJA
Commission #1307906
Notary Public - California
Contra Costa County
My Comm. Expires Jun 7, 2005

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Operations
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholder's Equity
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
X	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
X	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
X	(o)	Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

CONTENTS

Grant Thornton

Accountants and Business Advisors

Report of Independent Certified Public Accountants

To the Member of
BondDesk Trading LLC (a wholly-owned subsidiary of BondDesk Group LLC)

We have audited the accompanying statement of financial condition of BondDesk Trading LLC (the "Company") as of December 31, 2003, and the related statement of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BondDesk Trading LLC at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

San Francisco, California
February 6, 2004

Suite 1100
One California Street
San Francisco, CA 94111
T 415.986.3900
F 415.986.3916
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

BondDesk Trading LLC
(a wholly-owned subsidiary of BondDesk Group LLC)

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS

Cash and cash equivalents	$	8,673,053
Commissions receivable, net		2,763,938
Property & equipment, net		108,585
Other assets		323,885
Total assets	$	11,869,461

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable and accrued liabilities	$	44,937
Due to BondDesk Group LLC		1,018,264
Total liabilities		1,063,201
Member's equity		10,806,260
Total liabilities and member's equity	$	11,869,461

The accompanying notes are an integral part of these financial statements.

BondDesk Trading LLC
(a wholly-owned subsidiary of BondDesk Group LLC)

STATEMENT OF INCOME

Year ended December 31, 2003

Revenues	
Commissions, net	$ 14,278,411
Trading Revenue	55,694
Interest	182,328
Total revenues	14,516,433
Expenses	
Service Fees	699,902
Salary and related expense	197,485
Regulatory expense	39,606
Clearing charges	39,258
Professional fees	36,961
Occupancy expense	15,620
Travel expense	14,085
Registration fees	9,657
Depreciation expense	8,774
Membership fees	7,799
Promotional fees	3,000
Other expenses	24,855
Total expenses	1,097,002
Net income	$ 13,419,431

The accompanying notes are an integral part of these financial statements.

BondDesk Trading LLC
(a wholly-owned subsidiary of BondDesk Group LLC)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year ended December 31, 2003

Member's equity, January 1, 2003	$ 16,386,829
Net income	13,419,431
Transfer to members	(19,000,000)
Member's equity, December 31, 2003	$ 10,806,260

The accompanying notes are an integral part of these financial statements.

BondDesk Trading LLC
(a wholly-owned subsidiary of BondDesk Group LLC)

STATEMENT OF CASH FLOWS

Year ended December 31, 2003

Cash flows from operating activities	
Net income	$ 13,419,431
Adjustments to reconcile net income to net cash provided by operating activities:	
Net changes in assets and liabilities:	
Commissions receivable	(909,417)
Other assets	(293,704)
Accounts payable and accrued liabilities	17,937
Due to related parties	1,114,091
Net cash provided by operating activities	13,348,338
Cash flows from financing activities	
Transfer to BondDesk Group LLC	(19,000,000)
Net decrease in cash	(5,651,662)
Cash and cash equivalents, beginning of year	14,324,715
Cash and cash equivalents, end of year	$ 8,673,053

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING ACTIVITY	
Noncash investing activities	
Equipment transferred from BondDesk Group LLC	$ 108,585

The accompanying notes are an integral part of these financial statements.

BondDesk Trading LLC
(a wholly-owned subsidiary of BondDesk Group LLC)

NOTES TO FINANCIAL STATEMENTS

December 31, 2003

NOTE 1 - ORGANIZATION AND BUSINESS

BondDesk Trading LLC (the "Company") was incorporated as a Limited Liability Corporation in the State of Delaware on November 3, 1999. The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. The Company is a wholly owned subsidiary of BondDesk Group LLC ("BondDesk Group"). The Company's primary business is to operate a licensed internet-based bond trading platform developed and owned by BondDesk Group. The Company provides its broker/dealer clients with a proprietary internet-based trading platform dedicated to the market for fixed income securities.

In August 2003 BondDesk Trading established a self-clearing division titled BondDesk Direct. It provides execution services to small and mid-sized dealers. For the year ended December 31, 2003 total revenue related to this activity was approximately $56,000.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalent consist primarily of money market deposits at a large financial institution.

Commissions receivable

The Company evaluates the collectibility of commissions receivable on an ongoing basis and records a provision to write-off receivables when appropriate. Delinquency status is determined on a case-by-case basis and includes considerations of payment history.

Property and equipment

Property and equipment is comprised of computer equipment and purchased software, furniture and fixtures, and leasehold improvements, and is carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of related assets, ranging from three to seven years.

Financial instruments

The Company does not enter into forwards, swaps, futures or other derivative product transactions that result in off-balance sheet risk. The carrying amounts of other financial instruments recorded in the statement of financial position (which include cash, receivables, and payables) approximate fair value at December 31, 2003.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition and securities transactions

Commissions revenue and related expenses from broker/dealer securities transactions are recorded on a trade date basis. Commissions are presented in the Statement of Income net of discounts given to customers of $130,477.

Customers' securities transactions and related commission trading revenue and expenses are reported on a settlement date basis.

NOTE 3 – PROPERTY, EQUIPMENT AND SOFTWARE

Property, equipment and software consisted of the following at December 31, 2003:

Computer equipment and software	$ 306,651
Furniture and equipment	115,484
	422,135
Less: accumulated depreciation and amortization	(313,550)
	$ 108,585

In December 2003, fixed assets related to the Company's operations were transferred from BondDesk Group to the Company at net book value.

NOTE 4 - INCOME TAXES

No provision is made in the financial statements of the Company for income taxes. As a wholly-owned subsidiary of BondDesk Group, a limited liability company, all net income and losses of the Company are passed through to the individual partners of BondDesk Group in accordance with the Internal Revenue Code and applicable state laws.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company provides services for entities that have an ownership interests in BondDesk Group. Total commissions earned by the Company for these services was approximately $8.83 million for the year ended December 31, 2003 and is included in commissions revenue. The total amount receivable from related parties for commission receivables at December 31, 2003 was approximately $1.60 million.

The Company made a $19,000,000 transfer to its member (BondDesk Group) in September 2003.

In December 2003, the Company entered into a formal expense-sharing agreement with BondDesk Group. The expense-sharing agreement, along with an amended licensing agreement between the Company and BondDesk Group, requires expenses paid on behalf of the Company by BondDesk Group to be reimbursed or directly paid by the Company.

NOTE 6 - NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital of $100,000 or 6 2/3% of aggregate indebtedness, as defined. SEC Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $7,438,769, which was $7,338,769 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.143 to 1 at December 31, 2003.

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of that rule.

NOTE 8 - COMMITMENTS AND CONTINGENT LIABILITIES

Operating lease obligations

The Company has an obligation of under a non-cancelable operating lease for fiscal 2004 of $47,812.

SUPPLEMENTAL SCHEDULE

BondDesk Trading LLC
(a wholly-owned subsidiary of BondDesk Group LLC)

SCHEDULE I - COMPUTATION OF NET CAPITAL

December 31, 2003

Net capital	
Member's equity	$ 10,806,260
Non-allowable assets:	
Commissions receivable	2,763,938
Other assets	432,470
Net capital before haircuts on securities positions	7,609,852
Haircut on securities positions	171,083
Net capital	$ 7,438,769
Aggregate indebtedness	$ 1,063,201
Computation of basic net capital requirement	
6 2/3% of aggregate indebtedness	$ 70,880
Minimum dollar net capital requirement	$ 100,000
Net capital requirement (greater of (A) or (B))	$ 100,000
Excess net capital	$ 7,338,769
Ratio of aggregate indebtedness to net capital	0.143 to 1

There are no differences between the amounts presented above and the amounts as reported on the Company's unaudited FOCUS Report as of December 31, 2003, as amended.

Report of Independent Accountants on Internal Control Required by SEC Rule 17a-5

To the Member of
Bond Desk Trading LLC:

In planning and performing our audit of the financial statements and supplemental schedules of BondDesk Trading LLC (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchanges Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the second paragraph of this report. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the second paragraph of this report, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the second paragraph of this report.

Because of inherent limitations in internal control of the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Suite 1100
One California Street
San Francisco, CA 94111
T 415.986.3900

Our consideration of internal control would not be necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

San Francisco, California
February 6, 2004

Grant Thornton

1 California Street, #1100
San Francisco, CA 94111
T (415) 365-3900
F (415) 986-3916
W www.grantthornton.com